September 22, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Subject:	25,680,501 Shares
Common Stock
Registration Statement on Form S-1, as amended
File No. 333-152871

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join A123 Systems, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated to 3 p.m. Eastern Daylight Time, on September 23, 2009, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from September 9, 2009 through the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated September 9, 2009:

10,662 to 6 prospective underwriters,

1,195 to 1,195 institutional investors

0 to 0 dealers

1,275 to 1,275 others.

This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank.]

This Letter is executed as of the date first set forth above.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
GOLDMAN, SACHS & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
DEUTSCHE BANK SECURITIES INC.
LAZARD CAPITAL MARKETS LLC
PACIFIC CREEK SECURITIES

By: MORGAN STANLEY & CO. INCORPORATED

By:	/s/ John D. Tyree
Name:	John D. Tyree
Title:	Managing Director

By: GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
Name:	Goldman, Sachs & Co.

as representatives of the several underwriters

Acceleration Request Letter